Exhibit 99.3
SOPHiA GENETICS Reports Financial Results for the First Quarter of Fiscal 2022
Steady Start to 2022; FY 2022 Constant Currency Revenue Growth Guidance Reaffirmed
BOSTON, United States and LAUSANNE, Switzerland, May 10, 2022 — SOPHiA GENETICS SA (Nasdaq: SOPH), a leader in data-driven medicine, today reported financial results for the first quarter ended March 31, 2022.
Recent Highlights
•Revenue for the first quarter of 2022 was $10.9 million, representing year-over-year revenue growth of 21%
•Constant currency revenue growth excluding COVID-19-related revenues was 35%, attributable to strong platform analysis volume growth
•SOPHiA GENETICS’ expectation of 30% to 35% constant currency revenue growth for full-year 2022 remains unchanged; reported revenue growth guidance has been updated for strengthening of U.S. dollar
•Total genomic profiles analyzed to date on the SOPHiA DDM platform has exceeded 1,000,000
•Total recurring platform customers grew to 384 as of March 31, 2022 up from 345 as of March 31, 2021
CEO Commentary
“In the first quarter, we delivered strong results across the board.” said Dr. Jurgi Camblong, Chief Executive Officer and Co-Founder, SOPHiA GENETICS. “We reached a major milestone as we surpassed 1,000,000 genomic profiles analyzed, furthering our position as a leading cloud-native knowledge sharing platform connecting thousands of healthcare professionals worldwide. SOPHiA’s performance is a direct result of our talented team and strong execution.”
First Quarter Financial Results
Total revenue for the first quarter of 2022 was $10.9 compared to $9.0 for the first quarter of 2021, representing year-over-year growth of 21%. Constant currency revenue growth was 29%, and constant currency revenue growth excluding COVID-19-related revenue was 35%.
Annualized revenue churn rate has remained at a historical low of approximately 3% as of the first quarter of 2022.
Platform analysis volumes increased to 65,404 analyses for the first quarter of 2022 compared to 53,078 analyses for the first quarter of 2021.
Gross profit for the first quarter of 2022 was $6.7 million compared to gross profit of $5.6 million in the first quarter of 2021, representing year-over-year growth of 19%. Gross margin was 62% for the first quarter of 2022 compared with 63% for the first quarter of 2021. Adjusted gross margin was 64% for the first quarter of 2022 compared to 63% for the first quarter of 2021.
Total operating expenses for the first quarter of 2022 were $31.7 million compared to $19.7 million for the first quarter of 2021.
R&D expenses for the first quarter of 2022 were $9.5 million compared to $6.2 million for the first quarter of 2021.

Sales and marketing expenses for the first quarter of 2022 were $7.9 million compared to $4.9 million for the first quarter of 2021.
General and administrative expenses for the first quarter of 2022 were $14.4 million dollars compared to $8.6 million for the first quarter of 2021.
Operating loss for the first quarter of 2022 was $25.0 million, compared to $14.1 million in the first quarter of 2021. Adjusted operating loss for the first quarter of 2022 was $21.0 million, compared to $13.1 million for the first quarter of 2021.
Net loss for the first quarter of 2022 was $25.5 million or $0.40 per share compared to $12.7 million or $0.26 per share in the first quarter of 2021. Adjusted net loss for the first quarter of 2022 was $21.5 million or $0.34 per share, compared to $11.7 million or $0.24 per share for the first quarter of 2021.
2022 Outlook
SOPHiA GENETICS’ expectation of 30% to 35% constant currency revenue growth for full-year 2022 remains unchanged. To reflect the impact of the strengthening of the U.S. dollar, which based on current exchange rates equates to a headwind of approximately 600bps compared with the approximate 250bps factored into the original guidance, the company remains comfortable with the low-end of the previously provided reported revenue range for 2022 of $51.5 million to $54.0 million.

Webcast and Conference Call Information
SOPHiA GENETICS will host a conference call and live webcast to discuss the first quarter of fiscal 2022 financial results as well as business outlook on Tuesday, May 10, 2022 at 8:30 a.m. Eastern Time / 2:30 p.m. Central European Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website. Additionally, an audio replay of the conference call will be available on the website after its completion.
Investor Day 2022
The Company will host its first Investor Day on Tuesday, September 20, 2022 in New York City. CEO and Co-Founder, Dr. Jurgi Camblong as well as other members of the executive leadership team will discuss further details on its strategy and long-term ambitions. For additional information, please contact ir@sophiagenetics.com.
SOPHiA GENETICS (Nasdaq: SOPH) is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-native platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. For more information, visit SOPHiAGENETICS.COM. Where others see data, we see answers.
Non-IFRS Financial Measures
To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this earnings release the following non-IFRS measures:
•Adjusted cost of revenue, which we calculate as cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit, which we calculate as revenue minus adjusted cost of revenue;
•Adjusted gross profit margin, which we calculate as adjusted gross profit as a percentage of revenue;
•Adjusted operating loss, which we calculate as operating loss adjusted to exclude those adjustments made to calculate adjusted cost of revenue, amortization of intangible assets, share-based compensation expense, and non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense;

•Adjusted loss for the period, which we calculate as loss for the period adjusted to exclude those adjustments made to calculate adjusted cost of revenue, adjusted operating loss; and
•Adjusted loss per share, which we calculate as adjusted net loss divided by the weighted-average number of shares.
These non-IFRS measures are key measures used by our management and board of directors to evaluate our operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, we believe that these non-IFRS measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:
•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in our business;
•Other companies, including companies in our industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.
Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and our other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue and Excluding COVID-19-Related Revenue
We operate internationally, and our revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on our customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue growth” (or similar terms such as constant currency revenue growth) to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When we use the term “constant currency”, it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
Our management and board of directors use constant currency revenue growth to evaluate our growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of our customer acquisition efforts and land-and-

expand strategy. Accordingly, we believe that this non-IFRS measure provides useful information to investors and others in understanding and evaluating our revenue growth in the same manner as our management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and our other IFRS results.
In addition to constant currency revenue, we present constant currency revenue excluding COVID-19-related revenue to further remove the effects of revenues that we derived from sales of COVID-19-related offerings, including a NGS assay for COVID-19 that leverages our SOPHiA platform’s analytical capabilities and COVID-19 bundled access products. We do not believe that these revenues reflect our core business of commercializing our platform because our COVID-19 solution was offered to address specific market demand by our customers for analytical capabilities to assist with their testing operations. We do not anticipate additional development of our COVID-19-related solution as the pandemic transitions into a more endemic phase and as customer demand continues to decline. Further, COVID-19-related revenues did not constitute, and we do not expect COVID-19-related revenues to constitute in the future, a significant part our revenue. Accordingly, we believe that this non-IFRS measure provides useful information to investors and others in understanding and evaluating our revenue growth. However, this non-IFRS measure has limitations, including that COVID-19-related revenues contributed to our cash position, and other companies may define COVID-19-related revenues differently. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and our other IFRS results.

The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.
Investor Contact: Jennifer Pottage
Head of Investor Relations
Jpottage@sophiagenetics.com
Media Contact: Eliza Bamonti
Director of Public Relations
Ebamonti@sophiagenetics.com

SOPHiA GENETICS SA
Interim Condensed Consolidated Statement of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended March 31,
	2022	2021
Revenue	$10,861	$8,976
Cost of revenue	(4,151)	(3,359)
Gross profit	6,710	5,617
Research and development costs	(9,475)	(6,180)
Selling and marketing costs	(7,864)	(4,882)
General and administrative costs	(14,380)	(8,633)
Other operating (expense) income, net	(12)	24
Operating loss	(25,021)	(14,054)
Finance (expense) income, net	(233)	1,561
Loss before income taxes	(25,254)	(12,493)
Income tax expense	(233)	(175)
Loss for the period	(25,487)	(12,668)
Attributable to the owners of the parent	$(25,487)	$(12,668)

Basic and diluted loss per share	$(0.40)	$(0.26)

SOPHiA GENETICS SA
Interim Condensed Consolidated Statement of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2022	2021
Loss for the period	$(25,487)	$(12,668)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences	(1,961)	(7,023)
Total items that may be reclassified to profit or loss	(1,961)	(7,023)
Items that will not be reclassified to profit or loss (net of tax)
Remeasurement of defined benefit plans	428	—
Total items that will not be reclassified to profit or loss	428	—
Other comprehensive (loss) income for the period	$(1,533)	$(7,023)
Total comprehensive loss for the period	$(27,020)	$(19,691)
Attributable to owners of the parent	$(27,020)	$(19,691)

SOPHiA GENETICS SA
Interim Condensed Consolidated Balance Sheet
(Amounts in USD thousands)

	(Unaudited)
	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$182,913	$192,962
Term deposits	60,606	72,357
Accounts receivable	6,318	6,278
Inventory	5,042	5,729
Prepaids and other current assets	5,018	5,529
Total current assets	259,897	282,855
Non-current assets
Property and equipment	4,431	4,663
Intangible assets	16,810	15,673
Right-of-use assets	10,644	11,292
Deferred tax assets	1,721	1,990
Other non-current assets	4,049	3,700
Total non-current assets	37,655	37,318
Total assets	$297,552	$320,173
Liabilities and equity
Current liabilities
Accounts payable	$7,759	$6,737
Accrued expenses	15,287	15,972
Deferred contract revenue	5,173	4,069
Lease liabilities, current portion	1,887	1,813
Other current liabilities	12	12
Total current liabilities	30,118	28,603
Non-current liabilities
Lease liabilities, net of current portion	10,652	11,246
Defined benefit pension liabilities	4,174	4,453
Other non-current liabilities	698	471
Total non-current liabilities	15,524	16,170
Total liabilities	45,642	44,773
Equity
Share capital	3,464	3,328
Share premium	470,943	470,887
Treasury shares	(133)	—
Other reserves	14,477	12,539
Accumulated deficit	(236,841)	(211,354)
Total equity	251,910	275,400
Total liabilities and equity	$297,552	$320,173

SOPHiA GENETICS SA
Interim Condensed Consolidated Statement of Cash Flows
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2022	2021
Operating activities
Loss before tax	$(25,254)	$(12,493)
Adjustments for non-monetary items
Depreciation	833	460
Amortization	355	220
Interest expense	183	81
Interest income	(17)	(4)
Expected credit loss allowance	(59)	(75)
Share-based compensation	3,471	639
Movements in provisions, pensions, and government grants	196	246
Research tax credit	(405)	(139)
Working capital changes
Increase in accounts receivable	(2)	(1,172)
Decrease in prepaids and other assets	596	445
Decrease in inventory	617	77
Increase in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	2,140	1,629
Cash used in operating activities
Interest paid	(69)	(36)
Interest received	16	1
Net cash flows used in operating activities	(17,399)	(10,121)
Investing activities
Purchase of property and equipment	(561)	(71)
Acquisition of intangible assets	(334)	(63)
Capitalized development costs	(1,213)	(789)
Proceeds upon maturity of term deposits and short-term investments	21,646	—
Purchase of term deposits and short-term investments	(10,824)	—
Net cash flow provided from (used in) investing activities	8,714	(923)
Financing activities
Proceeds from exercise of share options	59	617
Repayments of borrowings	—	(256)
Payments of principal portion of lease liabilities	(470)	(1,658)
Net cash flow provided from (used in) financing activities	(411)	(1,297)
Decrease in cash and cash equivalents	(9,096)	(12,341)
Effect of exchange differences on cash balances	(953)	(5,171)
Cash and cash equivalents at beginning of the year	192,962	74,625
Cash and cash equivalents at end of the period	$182,913	$57,113

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
and Constant Currency Revenue Growth Excluding COVID-19-Related Revenue
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2022	2021	Growth
IFRS revenue	$10,861	$8,976	21%
Current period constant currency impact	747	—
Constant currency revenue	$11,608	$8,976	29%
COVID-19 revenue	(331)	(632)
Constant currency impact on COVID-19-related revenue	20	—
Constant currency revenue excluding COVID-19-related revenue	$11,297	$8,344	35%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Cost of Revenue
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2022	2021
Cost of revenue	$(4,151)	$(3,359)
Amortization of capitalized research and development expenses(1)	198	67
Adjusted cost of revenue	$(3,953)	$(3,292)
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended March 31,
	2022	2021
Revenue	$10,861	$8,976
Cost of revenue	(4,151)	(3,359)
Gross profit	$6,710	$5,617
Amortization of capitalized research and development expenses(1)	198	67
Adjusted gross profit	$6,908	$5,684

Gross profit margin	62%	63%
Amortization of capitalized research and development expenses(1)	2%	—%
Adjusted gross profit margin	64%	63%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2022	2021
Operating loss	$(25,021)	$(14,054)
Amortization of capitalized research and development expenses(1)	198	67
Amortization of intangible assets(2)	158	152
Share-based compensation expense(3)	3471	603
Non-cash pension expense(4)	194	177
Adjusted operating loss	$(21,000)	$(13,055)
SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Loss for the Period and Loss per Share
(Amounts in USD thousands, except per share and share data)
(Unaudited)

	Three months ended March 31,
	2022	2021
Loss for the period	$(25,487)	$(12,668)
Amortization of capitalized research and development expenses(1)	198	67
Amortization of intangible assets(2)	158	152
Share-based compensation expense(3)	3,471	603
Non-cash pension expense(4)	194	177
Adjusted loss for the period	$(21,466)	$(11,669)

Basic and diluted loss per share	$(0.40)	$(0.26)
Adjusted basic and diluted loss per share	$(0.34)	$(0.24)
Number of shares used in computing basic and diluted loss per share	63,891,630	48,019,413
Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.
(2)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.
(3)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.

(4)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense, but pensions remain a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.